SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of August, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: August 13, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

BENNETT ENVIRONMENTAL INC.

Financial Statements

(Unaudited — Prepared by Management)

Six month period ended June 30, 2004 and 2003

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

Set out below is management’s discussion and analysis of the Company’s financial results and results of operations for the three month and six month period ended June 30, 2004 as compared to the three month and six month period ended June 30, 2003. This management discussion and analysis is presented as at August 3, 2004.

Additional information relating to the Company’s annual information form is available on SEDAR at www.SEDAR.com.

Overall Performance

On March 29, 2004, the Company advised shareholders via press that it had been advised by two of its larger customers of delays in shipments, which would necessitate an unplanned shutdown of the Company’s soil processing facility for several weeks, possibly into May. The Company still expects to receive the same volume of contaminated soil from these sites, however shipments will now commence at a later date than was originally expected. In order to partially compensate for the unplanned shutdown the Company completed the majority of its scheduled maintenance during the unplanned shutdown period in the quarter. The March 29, 2004 press release warned that depending on the duration of the shutdown, achievability of the full year earnings would be negatively impacted. Subsequently, on May 25, 2004, the Company issued a press release updating shareholders that shipments of soil to the Company’s facility was resuming and the plant in Saint Ambroise, Quebec would be back into production by May 28, 2004. The Company also advised that due to the unplanned production shutdown of two months, the Company was expecting to report a loss for the fiscal second quarter of 2004. The Company’s financial results were released for the second quarter of 2004. For the three months ending June 30, 2004, the Company posted a loss of $2,150,420 or a basic loss of $0.12 per share on sales of $3,894,643. See the Q2 2004 financial results press release dated July 22, 2004 filed on SEDAR. During the three months ended March 31, 2004, the Company also incurred a loss of $0.02 per basic share due to the processing of low margin material from the Saglek Labrador project. For the six months ending June 30, 2004, the Company has a cumulative loss $2,485,263 or $0.14 per basic share.

The trend for the tightening of landfill laws is continuing. In April 2004, the Province of Ontario has called for comments from the public on the strengthening of landfill laws in that province. As the Province of Ontario is one now of the last locations in North America where high levels of contaminants in soil can be land filled without treatment, management believes that the laws will be harmonized with the rest of Canada and the United States sometime in 2005. The harmonization of the Ontario landfill laws with the rest of Canada and US will increase the demand for soil treatment services. The Federal Government of Canada announced in March 2004 and re-iterated in June 2004, the inclusion of $4.0 billion to be spent on environmental clean up over the next 10 years including $500 million for the clean up of the Sydney Tar Ponds. Although no specifics were given on the sites to be remediated, other than the Sydney Tar Ponds, the Company believes that the northern DEW (Distant Early Warning) Line sites and several other publicly owned lands contaminated with hazardous materials that the Company treats will be high on the priority list.

A significant risk to our operation is the slowdown or stoppage in soil shipments from our customers to our soil treatment plant in Saint Ambroise. Shipments from customers are beyond the Company’s control. As noted above, the Company’s operations can experience an unplanned shutdown due to lack of soil for processing and will result in a significant reduction in revenue and net income as compared to the same period in the prior year.

THREE MONTHS AND SIX MONTHS ENDING JUNE 30, 2004 AND JUNE 30, 2003

Selected Quarterly Information

	Six Months		Three Months
	June 2004	June 2003	June 2004	June 2003
Revenues	12,836,827	25,419,700	3,894,643	13,369,587
Operating Costs	9,309,846	11,677,955	3,626,903	6,503,884
Administration & Business Development	5,828,772	4,581,937	2,746,786	2,612,308
Net Income (loss)	(2,485,263)	5,077,217	(2,150,420)	2,162,824
Total Assets	90,706,132	75,677,572	90,706,132	75,677,572
Long Term Liabilities	2,889,748	3,034,004	2,889,748	3,034,004
Earnings (Loss) Per Share – Basic	(0.14)	0.30	(0.12)	0.13
Earnings (Loss) Per Share – Fully Diluted	(0.14)	0.30	(0.12)	0.13

The selected financial information presented above represents important financial data derived from the Company’s financial statements for the most recently completed three month and six month period compared to the corresponding period in the previous year. The comparison for Total Assets and Long Term Liabilities is against the year-end December 31, 2003 balances. The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and have been prepared and reported in Canadian dollars. A discussion of the period-to-period variations for each item is contained in the Results of Operations section. For June 30, 2003, the financial information has been restated for changes in accounting policy as contained in the Changes in Accounting Policy section and effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation. The Company does not declare dividends on its common shares and currently does not have plans to do so in the future.

Results of Operations

On July 22, 2004, the Company announced Q2 revenue of $3,894,643 and a net loss of $2,150,420. This compares with revenues of $13,369,587 and net income of $2,162,824 in the same period a year ago. The Company had a loss of $0.12 per fully diluted share in the quarter versus earnings of $0.13 per fully diluted share in the same quarter in 2003.

Total volumes processed during the quarter ending June 30 2004 were 4,000 tonnes versus 13,000 tonnes for the same period last year. The operations at Bennett’s Saint Ambroise, Quebec thermal treatment facility resumed in late May 2004 following an unscheduled two month shutdown due to lack of soil, and shipments of soil were less than expected through the month of June 2004. For the year, volume of processing has been 24,000 tonnes, down from the 29,000 tonnes processed in the first six months of 2003. The lower sales volumes for 2004 as compared to the first six months of 2003 are due to the lower sales revenue and lower margin soil processed in the first quarter of the year and reduced processing volumes.

The Company’s operating costs of $3,626,903 for the second quarter were lower than the $6,503,884 for the same period last year and reflect the significantly lower plant utilization in the quarter. In total, 4,000 tonnes of soil were processed in the quarter compared to 13,000 tonnes for the same period last year. Plant capacity utilization was approximately 16% and was limited by a lack of soil for processing for two months throughout the quarter. For the year, capacity utilization is 48% versus 58% for the same period last year.

Administrative and Business Development costs of $2,746,786 were overall, slightly higher than the $2,612,308 incurred in the same quarter in 2003. However, included in Q2 2003 Administration and Business Development expenses were $921,046 for stock based compensation versus $169,059 included in the Q2 2004 expenses. On an adjusted basis, increased expenditures of $886,465 for insurance, salaries and legal and professional fees comprise the bulk of the increase. Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants for accounting for stock based compensation. The amended recommendations have been applied retroactively, with restatement of prior periods, see the Changes In Accounting Policy section. On a year to date basis, Administrative and Business Development costs of $5,828,772 were higher in the first quarter of the year by $335,200 due to one-time expenses for legal and administrative expenses.

Amortization and depreciation was $624,387 for the quarter, increased from $406,034 in the same quarter last year and reflects the increase in depreciation for the new storage facility constructed at the Saint Ambroise plant in mid 2003 and depreciation of assets and operating permits associated with the Eco Logic International purchase in late 2003.

The Company has cash of $13,940,484 after the expenditure of $8,919,696 in the quarter for the construction of the new facility in Belledune, New Brunswick. The Company also has an untapped line of credit of $10,000,000 at its disposal and has no plans at this time for its use. Receivable balances of $22,848,068 are down significantly from year-end and are expected to be significantly reduced in the coming two quarters due to the payment of outstanding invoices by the Government of Canada as part of a negotiated payment schedule for the Saglek Labrador project. The balance of outstanding shares at June 30, 2004 was 18,345,339.

On September 9, 2003, the Province of New Brunswick issued approval to construct a thermal oxidation facility in Belledune, New Brunswick. The Company is currently constructing this facility that is expected to cost $30 million. During the first six months of 2004, the Company paid $18,320,391 for capital assets, mostly towards the capital costs of the facility. The Company expects to spend approximately $4.0 million over the July 2004 to September 2004 time period on capital expenditures to complete the facility. Once the construction is completed by the end of the third quarter, the facility must provide satisfactory air emission and soil-sampling data from controlled experimental test burns in order to obtain a permit to operate from the Province of New Brunswick. The Company expects that the operating permit will be granted in the fourth quarter after providing the Province with satisfactory air emission and soil sampling data.

Summary of Quarterly Results

In $ millions	2004		2003 (restated)				2002 (restated)
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Net Sales	3.9	8.9	22.0	22.4	13.4	12.1	18.8	9.1
Net Income/(Loss)	(2.2)	(0.3)	6.3	6.8	2.2	2.9	5.5	2.3
EPS – Basic	(0.12)	(0.02)	0.38	0.40	0.13	0.17	0.32	0.14
EPS – Diluted	(0.12)	(0.02)	0.36	0.39	0.13	0.17	0.30	0.13

The quarterly results in the table above have been restated to reflect the impact of stock based compensation expense. The Company incurred a net loss of $2.2 million in the quarter, the second consecutive quarterly net loss. Other than the net losses incurred in Q1 and Q2 of 2004, the last quarterly net loss came in the fourth quarter of 2000. Quarterly financial results are dependent upon the level of production at the Company’s soil processing facility in Saint Ambroise Quebec. Usually, sales revenues and net income are directly proportional to the volumes of contaminated soil processed at the facility. Overall the Company’s facility operated at 16% of capacity in the second quarter of 2004 and 52% of capacity in the second quarter of 2003.

Liquidity and Capital Resources

The Company remains liquid and continues to re-invest excess cash back into the business. The Company has no interest bearing long-term debt payable to any financial institution. Long-term debt at the end of the quarter was $303,242 and the current portion of long-term debt was $9,543. Included in the long-term debt is $300,000, which is a non-interest, bearing note due to ELI Ecologic Inc. as part of the purchase of ELI Ecologic International Inc. This debt is due by December 31, 2005.

Cash balances at June 30, 2004 of $13,940,484 have increased by $1,354,131 from December 31, 2003. The Company invested $348,368 in permitting activities (included in Other Assets) during the quarter primarily to secure new permits for the construction of the Belledune New Brunswick facility and has purchased $8,919,696 in new capital assets for the construction of the new Belledune, New Brunswick facility. Accounts receivable of $22,848,068 has decreased by $6,164,107 from December 31, 2003 and reflects a high level of approximately $17.0 million relating to work completed for the Government of Canada as part of the negotiated payment schedule on the Saglek Labrador project. This amount will be substantially paid over the next three quarters and will result in a significant inflow of working capital.

On December 1, 2003, the Company obtained a $10,000,000 credit facility with a Canadian chartered bank. The credit facility bears interest at the bank’s prime rate and is secured by a general security agreement from the Company’s significant subsidiaries. At June 30, 2004, no amount had been withdrawn under this credit facility.

The Company believes it has sufficient ability to raise additional capital in the financial markets as requirements arise.

Set out below is a summary as at June 30, 2004 of the future payment obligations of the Company under contracts relating to long-term debt, operating leases and certain capital leases.

		Payments Due by Period
Contractual		Less than	1 - 3	4 - 5	After
Obligations	Total	1 year	years	years	5 years
Long term Debt	$303,242		$303,242
Operating Leases	$570,352	$187,006	$127,782	$127,782	$127,782
Capital Leases	$21,933	$15,675	$6,258
Total	$895,527	$202,681	$437,282	$127,782	$127,782

Long-term debt is a non-interest bearing promissory note to ELI Ecologic Inc. as part of the purchase agreement for the purchase of ELI Ecologic International. This debt is due by December 31, 2005. Operating leases represent annual rental payments paid in monthly installments and capital leases are for monthly equipment lease payments.

On February 3, 2004, the Company completed a financing arrangement with an underwriter whereby the underwriter agreed to purchase 1,000,000 Units, each Unit consisting of one common share and one half common share purchase warrant at $26.00 per Unit for gross proceeds of $26,000,000. Each whole share purchase warrant entitles the holder to purchase one common share of the Company at $30.00 per share for a period of 18 months following the closing date of February 3, 2004. Net proceeds from this financing transaction were $24,700,000. The net proceeds of the financing will be used for general corporate purposes including to the construction of the Company’s new facility in Belledune, New Brunswick.

Transactions With Related Parties

The Company expensed consulting fees of $45,407 in the second quarter (up from $44,084 in the second quarter of 2003) to a company owned by a director and officer of the Company. The Company also expensed $38,969 in the second quarter of 2004 (up from $4,218 in Q2 2003) for legal expenses to a Canadian company of which one of the partners is a director of the Company. In addition, the Company expensed $51,046 for legal expense to an American company of which one of the partners is a director of the Company. These transactions were incurred in the normal course of operations and have been agreed to by the related parties. The expenditures for the legal fees were in relation to permitting activities for the new facility in Belledune New Brunswick and for matters relating to a customer contract.

Proposed Transactions

On September 9, 2003, the Province of New Brunswick issued approval to construct a thermal oxidation facility in Belledune, New Brunswick. The Company is currently constructing this facility that is expected to cost $30 million. During the first six months of 2004, the Company paid $18,320,391 for capital assets, mostly towards the capital costs of the facility. The Company expects to spend approximately $4.0 million over the July 2004 to September 2004 time period on capital expenditures to complete the facility. Once the construction is completed by the end of the third quarter, the facility must provide satisfactory air emission and soil-sampling data from controlled experimental test burns in order to obtain a permit to operate from the Province of New Brunswick. The Company expects that the operating permit will be granted in the fourth quarter after providing the Province with satisfactory air emission and soil sampling data.

Changes In Accounting Policy

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants for accounting for stock-based compensation. The amended recommendations have been applied retroactively, with restatement of prior periods. Compensation expense related to stock options for the three months ended June 30, 2004 is $169,059 compared to $921,046 for the same period a year ago. These amounts are reflected as part of the Administration and Business Development expenses on the income statement. The restatement at January 1, 2004 resulted in an increase to share capital at December 31, 2003 of $493,601, contributed surplus of $1,201,776 and a decrease to retained earnings of $1,695,377.

Critical Accounting Estimates

Revenue from the Saglek Labrador long-term, fixed price contracts is recognized on the percentage of completion method, based on the ratio of costs incurred to date over total estimated total costs. Estimates of the total costs of significant projects are reviewed on an ongoing basis and adjustments to the revenue recognition ratio are made as required.

Financial Instruments and Other Instruments

The Company has on occasion used short-term foreign exchange futures contracts to help reduce foreign exchange risk. Management assesses the future foreign exchange risk and if appropriate enters into a hedge arrangement. As of June 30, 2004, the Company had no foreign exchange contracts in place.

Outstanding Shares

The balance of common shares outstanding at June 30, 2004 was 18,345,339, up from 17,145,789 at December 31, 2003 and has increased by 1,000,000 shares in the year due to the share issuance on February 3, 2004 as noted above in the Liquidity and Capital Resources section. In addition, there were 921,052 stock options outstanding as at June 30, 2004 of which 800,702 were exercisable at prices from $2.17 to $23.69 a share. The February 3, 2004 share issue had warrants attached that can be converted to 500,000 common shares at a price of $30.00 per share for a period of up to 18 months after the issue date.

The Company announced on April 21, 2004 that it had received Toronto Stock Exchange approval to commence a Normal Course Issuer Bid through the facilities of the TSX, permitting the Company to purchase for cancellation up to 900,000 common shares. The earliest the bid can commence was April 26, 2004 and it will run until the earlier of the date on which purchases under the bid have been completed and April 25, 2005. As of August 3, 2004, no purchases have been made. The balance of outstanding shares as at August 3, 2004 was 18,346,839.

Outlook Subsequent Events

As of August 3, 2004 the Company has not provided updated financial guidance for the full year and will do so once large sustainable volumes of contaminated soil from several of the Company’s contracts begin arriving at the Company’s facilities in Saint Ambroise, which is expected in late September/early October.

On July 20, 2004 the Company announced that the current Chief Financial Officer, Rick Stern will be stepping down and will be replaced by Andrew Boulanger as of September 6, 2004.

The Company announced on August 5, 2004 that it is conducting business as usual and expects the volumes of soil to be processed in the third quarter of 2004 will be comparable to the same period last year, when 20,000 tonnes were treated. At the end of July, storage was about 2,000 tonnes and is expected to increase to over 10,000 tonnes by the end of the third quarter in September. The Saint Ambroise facility is expected to operate at about 80% capacity overall this quarter. Existing customers such as the Government of Canada, General Electric Canada, Sevenson Environmental and others are all shipping soil for treatment under existing contracts.

To secure higher and more stable inventories of soil from a variety of sources, the Company has begun a series of initiatives to build its sales organization. For the first time, the Company has added two seasoned sales executives on the ground full time in the U.S. Additional U.S. based, experienced sales executives are expected to start later this year. The Company is also in discussions with other environmental companies in the U.S. with the goal of forming new sales partnerships. The Company’s expanded sales force is actively seeking new contracts in both the U.S. and Canadian markets.

The Federal Creosote project continues to be a key project for the Company and shipments are being received on an ongoing basis. Since 2001, the Company has successfully treated approximately 110,000 tons from this site. Bennett has always taken the position that it entered into a binding contract for Phase III work on May 30, 2003. This contract was awarded after a request for proposal process which Bennett won. Sevenson attempted to reopen the already concluded request for proposal process in early August 2003 and Bennett maintained successfully that in light of the fact that the contract had already been awarded, the request for proposal process was at an end and could not be retroactively reopened. The attempt to amend the request for proposal was abandoned by Sevenson and the Phase III contract remains in effect. To date, Bennett has received 7,000 tons under the original 300,000 ton Phase III contract.

Bennett is the prime sub-contractor on the recently awarded indefinite quantity/indefinite delivery contract for a guaranteed minimum of 1,000 tons up to an additional 100,000 tons from the Federal Creosote site. Management is awaiting a definitive site design plan from the US EPA (Environmental Protection Agency) that is currently being prepared to better evaluate the prospects for additional material from the Federal Creosote site over the next several years.

Sevenson Environmental Inc. remains a key customer of Bennett and the Company understands that the US Army Corps and Sevenson are very satisfied with Bennett’s performance. The Company’s goal is to exceed its customers’ expectations and to remain the prime subcontractor for soil treatment from this site.

As of August 10, 2004, four US based class action lawsuits have been filed against the Company. These class action lawsuits deal with allegations of misrepresentations and omissions of material facts concerning the Federal Creosote Phase III contract. The Company disagrees with these allegations and intends to vigorously defend itself. A Special Committee of the Board has been formed to oversee a review of contractual arrangements surrounding the Phase III contract. The Washington based law firm of Piper Rudnick LLP is assisting in the review. Because these matters are now the subject of pending litigation, the Company has declined further comment.

The Company reported on August 5, 2004 that construction and permitting activities are continuing well at the Belledune, New Brunswick facility. The construction of the facility is approximately 99% complete and the plant will enter the commissioning phase, as planned, within the next month. The Company expects to complete compliance testing and receive an operating permit in the fourth quarter of 2004. However, the Company is dependent on the soil delivery schedule from its clients to begin production at Belledune. Only when it is clear that sufficient volumes of shipments will be received for processing at Belledune, will the facility begin operations.

On June 14, 2004, the federal Minister of Environment asked that a public review panel be formed to assess the transboundary environmental impacts of the Company’s Belledune facility. The Company has asked the Federal Court of Canada to review the legal authority of the Minister in asking for this review of the Company’s facility. The Company believes it will be successful in its challenge and that neither the Ministers review panel and the judicial review will have any adverse impact on the progress of the new facility in Belledune.

Risks and Uncertainties

There are significant risks and uncertainties in connection with the business, operations and financial results of the Company. A significant risk to our operation is the slowdown or stoppage in soil shipments from our customers to our soil treatment plant in Saint Ambroise. Shipments from customers are beyond the Company’s control. At May 28, 2004 the Company’s operations resumed soil treatment in Saint Ambroise Quebec after an unscheduled two month shutdown for lack of soil and the Company does not foresee the need for an extended shutdown in the foreseeable future. As of August 3 2004, the backlog of soil in storage at the treatment facility was approximately 2,000 tonnes.

Another risk to our operations is the timing and approval of the operating permit for the facility under construction in Belledune, New Brunswick. The Company expects that after successful soil and air emissions testing an operating permit will be issued by the Province of New Brunswick in the fourth quarter, however, unforeseen events may delay the approval of the operating permit.

There is a risk of legal claims against the Company. As of August 10, 2004 four class action suits have been filed against the Company and possibly additional suits may be filed. Although the Company is insured up to a certain limit against claims arising from legal claims, the amount of the claims is unknown at this time.

Other risks to our business operations and financial results include: lack of soil for testing and operation; potential delays, cost overruns or defects in the design and construction of our facilities, including the proposed facility in Belledune, New Brunswick; costs and liabilities associated with current and prospective environmental regulations; foreign currency risk; failure to obtain the necessary operating permits; and potential delays resulting from public opposition to our existing operations or proposed facilities.

For a detailed discussion of these and other risks associated with the business, operations and financial results of the Company, see “Risk Factors” in the Annual Information Form of the Company for the year ended December 31, 2003.

Forward Looking Statements

Certain statements in this management’s discussion and analysis may constitute “forward-looking” statements which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. When used in this management’s discussion and analysis such statements are such words as “may”, “will”, “expect”, “believe”, “plan”, and other similar terminology. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this management’s discussion and analysis. These forward-looking statements involve a number of risks and uncertainties. The following are some factors that could cause actual results to differ materially from those expressed in or underlying such forward-looking statements: competition; changes in national and local business and economic conditions; legislation and governmental regulation; accounting policies and practices; and the results of operations and financial condition of the Company. The foregoing list of factors is not exhaustive.

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at June 30, 2004 with comparative figures
As at December 31, 2003

	June 30	December 31
	2004	2003
	(unaudited)	(Audited)
		(Restated - Note 2)
Assets
Current assets
Cash and cash equivalents	$13,940,484	$12,586,353
Accounts receivable	22,848,068	29,012,175
Income tax receivable	1,235,588	—
Work-in-progress	37,973	151,893
Prepaid expenses and other	3,145,739	2,154,983

	41,207,852	43,905,404
Investment	501,593	568,193
Property plant and equipment	41,008,052	23,779,384
Other assets	7,341,997	6,777,953
Goodwill	646,638	646,638

	$90,706,132	$75,677,572

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$4,171,263	$9,964,937
Income taxes payable	—	2,961,632
Current portion of long-term debt	9,543	4,601

	4,180,806	12,931,170
Future income tax liability	2,586,506	2,616,861
Deferred revenue	—	814,409
Long-term debt	303,242	417,143
Shareholders’ equity
Share capital	55,563,951	28,397,470
(Common shares outstanding 18,345,339 (2003 – 17,145,789))
Contributed surplus	1,258,147	1,201,776
Retained earnings	26,813,480	29,298,743

	83,635,578	58,897,989
	$90,706,132	$75,677,572

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)
For the Six-Month Period Ended June 30, 2004 with comparative figures for the Six-Month Period Ended June 30, 2003, and the Three-Month Period Ended June 30, 2004 with the comparative figures for the Three-Month Period Ended June 30, 2003

	6 months		3 months
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Restated - Note 2)		(Restated - Note 2)
Sales	$12,836,827	$25,419,700	$3,894,643	$13,369,587
Interest and other income	250,077	333,831	129,198	65,551

	13,086,904	25,753,531	4,023,841	13,435,138
Expenses
Operating costs	9,309,846	11,677,955	3,626,903	6,503,884
Administration and business development	5,828,772	4,581,937	2,746,786	2,612,308
Amortization	1,281,724	847,209	624,387	406,034
Foreign exchange	(75,140)	481,319	(71,452)	265,653
Interest expenses	48,301	50,921	22,733	14,207

	16,393,503	17,639,341	6,949,357	9,802,086

Earnings (loss) before income taxes	(3,306,599)	8,114,190	(2,925,516)	3,633,052
Income tax expense (recovery)
Current	(1,260,296)	2,986,973	(1,318,061)	1,356,801
Future	438,960	50,000	542,965	113,427

	(821,336)	3,036,973	(775,096)	1,470,228
Net earnings (loss)	(2,485,263)	5,077,217	(2,150,420)	2,162,824
Retained earnings, beginning of period	29,298,743	11,621,859	28,963,900	14,716,556
Retained earnings, end of period	$26,813,480	$16,699,076	$26,813,480	$16,879,380

Basic earning per share	$(0.14)	$0.30	$(0.12)	$0.13

Fully diluted earnings per share	$(0.14)	$0.30	$(0.12)	$0.13

See accompanying notes to consolidated financial statements.

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
For the Six-Month Period Ended June 30, 2004 with comparative figures for the Six-Month Period Ended June 30, 2003, and the Three-Month Period Ended June 30, 2004 with the comparative figures for the Three-Month Period Ended June 30, 2003

	6 months		3 months
	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Restated - Note 2)		(Restated - Note 2)
CASH PROVIDED BY (USED IN):
Operations
Net earnings (loss)	$(2,485,263)	$5,077,217	$(2,150,420)	$2,162,824
Items not involving cash
Amortization	1,281,724	847,209	624,387	406,034
Equity investment loss	66,600	—	33,301	—
Increased Stock-based compensation	338,118	1,101,350	169,059	921,046
Shares issued for services rendered	—	2,840	—	2,840
Future income taxes	438,960	50,000	542,965	113,427
Deferred revenue	(814,409)	—	(93,321)	—

	(1,174,270)	7,078,616	(874,029)	3,606,171
Change in non-cash operating working capital
Accounts receivable	6,164,107	(3,657,691)	3,258,897	(1,570,341)
Income Taxes receivable	(1,235,588)	—	(1,235,588)	—
Work-in-progress	113,920	143,352	56,960	197,039
Prepaid expenses and other	(990,756)	(1,263,640)	92,603	173,773
Accounts payable and accrued liabilities	(5,793,674)	(2,211,466)	(1,636,499)	15,203
Income taxes payable	(2,961,632)	(4,998,607)	(143,400)	(871,852)

	(4,703,623)	(11,988,052)	392,973	(2,056,178)
Financing Activities
Repayments of long-term debt	(108,959)	(523,123)	(2,183)	(259,731)
Share capital, issued for cash	26,415,419	676,840	460,216	188,126

	26,306,460	153,717	458,033	(71,605)
Investing Activities
Purchase of capital assets	(18,320,392)	(3,450,467)	(8,919,696)	(1,924,069)
Increase in other assets	(754,044)	(556,271)	(348,368)	(494,789)

	(19,074,436)	(4,006,738)	(9,268,064)	(2,418,858)
Decrease in cash and cash equivalents	1,354,131	(8,762,457)	(9,291,087)	(940,470)
Cash and cash equivalents, beginning of period	12,586,353	19,267,639	23,231,571	11,445,652

Cash and cash equivalents, end of period	$13,940,484	$10,505,182	$13,940,484	$10,505,182

See accompanying notes to consolidated financial statements.

Supplementary disclosure of cash flow information:
Cash paid for:
Interest paid	30,118	17,721	12,028	15,536
Income taxes paid	4,073,650	7,985,580	103,650	—

Notes to the Consolidated Financial Statements (UNAUDITED)

1.	Basis of Presentation:

These consolidated interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements and accordingly, do not include all disclosures required for annual financial statements. In the opinion of management, all adjustments, including reclassifications and normal recurring adjustments necessary to present fairly the financial position, results of operations and retained earnings, and cash flows at June 30, 2004 and for all periods presented, have been made. Interim results are not necessarily indicative of the results for a full year.

These consolidated interim financial statements should be read in conjunction with the December 31, 2003 annual financial statements and notes thereto included in the 2003 Annual Report.

2.	Change in accounting policies:

These consolidated interim financial statements follow the same accounting policies and methods of application as our annual consolidated financial statements, except for the following:

Effective January 1, 2004, the Company adopted the amended recommendations of the Canadian Institute of Chartered Accountants (“CICA”) for accounting for stock-based compensation. The amended standard requires recognition of an estimate of the fair value of stock-based awards in earnings. Previously, the Company provided note disclosure of pro forma net income as if a fair value based method had been used.

The amended recommendations have been applied retroactively, with restatement of prior periods. The restatement at January 1, 2004 resulted in an increase to share capital at December 31, 2003 of $493,601 (2002 - $4,498), contributed surplus of $1,201,776 (2002 — $492,077) and a decrease to retained earnings of $1,695,377 (2002 — $496,575). The adjustments represent the total compensation expense which would have been recorded had a fair value based method been used for stock options granted after January 1, 2002 and adjustments for exercised options. Compensation expense related to stock options for the three and six months ended June 30, 2004 is $169,059 and $338,118 respectively (three months ended June 30, 2003 — $921,046, six months ended June 30, 2003 — $1,101,350).

	As previously
	Reported	Adjustment	Restated
As at December 31, 2002:
Retained earnings	$11,621,859	$(496,575)	$11,125,284
Share capital	2,388,200	14,498	23,886,499
Contributed Surplus	—	492,077	492,077

As at December 31, 2003:
Retained earnings	30,994,120	(1,695,377)	29,298,743
Share capital	27,903,869	493,601	28,397,470
Contributed surplus	—	1,201,776	1,201,776

3 months ended June 30, 2003:
Admin. and business development	1,691,262	921,046	2,612,308
Net earnings	3,083,870	(921,046)	2,162,824
Basic earnings per share	0.18		0.13
Fully diluted earnings per share	0.18		0.13

6 months ended June 30, 2003:
Admin. and business development	3,480,587	1,101,350	4,581,937
Net earnings	6,178,567	(1,101,350)	5,077,217
Basic earnings per share	0.37		0.30
Fully diluted earnings per share	0.36		0.30

3.	Share capital:

a.	The issued share capital of the Company is as follows:

	Common	Amount
		(Restated - Note 2)
Balance at December 31, 2003	17,145,789	$28,397,470
Issued during the six months ended June 30, 2004 for:
Exercise of options for cash	199,550	1,816,515

Stock-based compensation related to exercise of options		281,747
Shares issued for Private Placement	1,000,000	26,000,000

	18,345,339	56,495,732
Share issuance cost		(1,401,096)
Future income tax recovery		469,315

Balance at June 30, 2004	18,345,339	$55,563,951

b.	Stock option activity for the six months ended June 30, 2004 is as follows:

Shares
Outstanding, December 31, 2003	1,120,602
Exercised	(199,550)

Outstanding, June 30, 2004	921,052

4.	Subsequent event:

As of August 10, 2004, four US based class action lawsuits have been filed against the Company. These class action lawsuits deal with allegations of misrepresentations and omissions of material facts concerning the Federal Creosote Phase III contract. The Company disagrees with these allegations and intends to vigorously defend itself. A Special Committee of the Board has been formed to oversee a review of contractual arrangements surrounding the Phase III contract. The amount of any liability related to this proceeding, if any, is indeterminate, accordingly, no amount related to this proceeding has been accrued in these financial statements.